UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Provention Bio, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74374N102

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74374N102	13G	Page 2 of 5 pages

1	Name of Reporting Persons Ashleigh Palmer

2	Check the Appropriate Box if a Member of a Group

(a)	[ ]
(b)	[ ]

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,901,575

	6	Shared Voting Power 0

	7	Sole Dispositive Power 2,901,575

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,901,575

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11	Percent of Class Represented by Amount in Row 9 6.1%*

12	Type of Reporting Person IN

* The common stock, par value $0.0001 per share (the “Common Stock”), of Provention Bio Inc., a Delaware corporation (the “Company”), reported herein are held by Ashleigh Palmer (the “Reporting Person”). As of December 31, 2019, the Reporting Person, in his individual capacity, held 2,563,000 shares of Common Stock and vested options to purchase up to 338,575 shares of Common Stock. Accordingly, for the purposes of Reg. Section 240.13d-3, the Reporting Person may be deemed to beneficially own an aggregate of 2,901,575, or 6.1% of the shares of Common Stock deemed issued and outstanding as of December 31, 2019. The beneficial ownership percentage reported herein is based on 47,638,361 shares of Common Stock issued and outstanding as of November 1, 2019, as disclosed in the Company’s Report on Form 10-Q for the period ended September 30, 2019 filed with the Securities and Exchange Commission on November 5, 2019.

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SCHEDULE 13G

Item 1(a)	Name of Issuer.

Provention Bio, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

P.O. Box 666, Oldwick, New Jersey 08858

Item 2(a)	Name of Person Filing.

Ashleigh Palmer

Item 2(b)	Address of Principal Business Office.

c/o Provention Bio, Inc., P.O. Box 666, Oldwick, New Jersey 08858

Item 2(c)	Citizenship.

United States

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.0001 per share.

Item 2(e)	CUSIP Number.

74374N102

Item 3	If this statement is filed pursuant to §§240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

[X]	Not Applicable

Item 4	Ownership.

(a) Amount beneficially owned: 2,901,575*

(b) Percent of class: 6.1%*

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 2,901,575*

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 2,901,575*

(iv) Shared power to dispose or direct the disposition: 0

* The common stock, par value $0.0001 per share (the “Common Stock”), of Provention Bio Inc., a Delaware corporation (the “Company”), reported herein are held by Ashleigh Palmer (the “Reporting Person”). As of December 31, 2019, the Reporting Person, in his individual capacity, held 2,563,000 shares of Common Stock and vested options to purchase up to 338,575 shares of Common Stock. Accordingly, for the purposes of Reg. Section 240.13d-3, the Reporting Person may be deemed to beneficially own an aggregate of 2,901,575, or 6.1% of the shares of Common Stock deemed issued and outstanding as of December 31, 2019. The beneficial ownership percentage reported herein is based on 47,638,361 shares of Common Stock issued and outstanding as of November 1, 2019, as disclosed in the Company’s Report on Form 10-Q for the period ended September 30, 2019 filed with the Securities and Exchange Commission on November 5, 2019.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

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Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

By:	/s/ Andrew Drechsler-as-attorney in fact for Ashleigh Palmer
Name:	Andrew Drechsler, as attorney-in-fact for Ashleigh Palmer

Schedule 13G Signature Page